Exhibit 99.1

Independent Auditors’ Report
To The Members
DP Fee Holding Co., LLC and
DP Lease Holding, LLC

We have audited the accompanying combined financial statements of DP Fee Holding Co., LLC and DP Lease Holding, LLC, which comprise the combined balance sheets as of December 31, 2015 and 2014, and the related combined statements of operations, members’ equity (deficit), and cash flows for the years ended December 31, 2015, 2014 and 2013, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of DP Fee Holding Co., LLC and DP Lease Holding, LLC as of December 31, 2015 and 2014, and the results of its combined operations and its cash flows for the years ended December 31, 2015, 2014 and 2013, in accordance with accounting principles generally accepted in the United States of America.

/s/PKF O’Connor Davies, LLP

New York, New York
February 19, 2016

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Balance Sheets

	December 31
	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	$16,756,115	$14,087,444
Cash in escrow	8,131,548	19,944,828
Accounts receivable, net of allowance of $66,974 in 2015 and $216,987 in 2014	9,038,975	11,613,897
Inventory	432,191	459,069
Prepaid expenses	10,311,830	9,929,467
Total Current Assets	44,670,659	56,034,705
Property and equipment (net)	402,350,000	411,856,485
Deferred expenses (net)	3,664,781	5,452,960
Other assets	908,317	788,633
Total Assets	$451,593,757	$474,132,783

LIABILITIES AND MEMBERS' (DEFICIT)
Current Liabilities
Accounts payable	$3,805,766	$4,159,080
Taxes payable	1,338,273	1,527,083
Accrued expenses	8,249,812	8,309,032
Security and deposits	2,969,109	3,340,930
Other liabilities	517,272	466,660
Total Current Liabilities	16,880,232	17,802,785
Long-term debt	460,000,000	460,000,000
Long-term debt-related party	50,000,000	50,000,000
Total Liabilities	526,880,232	527,802,785
Members' (deficit)	(75,286,475)	(53,670,002)
Total Liabilities and Members' (Deficit)	$451,593,757	$474,132,783

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Statements of Operations

	For the Year Ended December 31
	2015	2014	2013
REVENUES
Rooms	$156,853,108	$164,162,392	$153,316,360
Food and beverage	15,578,754	15,728,274	14,091,735
Telecommunications	841,601	1,258,651	1,474,898
Other income	4,501,234	4,465,321	4,084,943
Total Revenues	177,774,697	185,614,638	172,967,936

EXPENSES
Rooms	50,559,931	50,647,897	46,368,963
Food and beverage	12,080,064	13,425,422	13,587,329
Telecommunications	380,847	812,206	870,645
Administrative and general	20,167,394	23,063,346	21,942,140
Advertising and marketing	11,950,924	10,600,633	10,429,813
Property operations and maintenance	7,268,017	6,873,342	6,336,103
Utilities	4,945,886	5,688,784	5,219,962
Pre-opening expenses	13,669	64,270	280,436
Other expenses	—	74,364	129,645
Rent expense	86,520	89,450	71,425
Real estate taxes	17,173,169	15,670,084	15,022,035
Interest expense	23,524,143	23,523,442	23,043,049
Insurance	978,531	998,718	836,364
Information and technology	3,343,376	—	—
Depreciation	18,636,378	18,157,437	17,007,485
Total Expenses	171,108,849	169,689,395	161,145,394

Net Income	$6,665,848	$15,925,243	$11,822,542

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Statements of Members' (Deficit)
For the Years Ended December 31, 2015, 2014 and 2013

Members' (Deficit)

Balance at December 31, 2012	$12,995,746
Contributions	2,572,859
Distributions	(78,308,281)
Net income	11,822,542
Balance at December 31, 2013	(50,917,134)
Contributions	—
Distributions	(18,678,111)
Net income	15,925,243
Balance at December 31, 2014	(53,670,002)
Contributions	9,500,000
Distributions	(37,782,321)
Net income	6,665,848
Balance at December 31, 2015	$(75,286,475)

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Statements of Cash Flows

	For the Year Ended December 31
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$6,665,848	$15,925,243	$11,822,542
Adjustments to reconcile net income to net cash provided by operating activities
Base rent adjustment	(161,176)	(304,650)	—
Depreciation	18,636,378	18,157,437	17,007,485
Amortization of deferred financing costs	1,788,179	1,788,182	1,712,922
Changes in Certain Other Accounts
Cash in escrow	11,813,280	(8,726,834)	998,441
Accounts receivable	2,574,922	(1,834,134)	(118,922)
Inventory	26,878	(22,680)	(73,464)
Prepaid expenses	(382,363)	(1,269,549)	(303,753)
Other assets	41,492	(46,271)	(275,659)
Accounts payable	(353,314)	(327,472)	843,699
Taxes payable	(188,810)	(156,372)	(929,962)
Accrued expenses	(59,220)	(26,089)	4,098,134
Security and deposits	(371,821)	708,218	593,994
Other liabilities	50,612	(139,781)	104,584
Total Adjustments	33,415,037	7,800,005	23,657,499
Net Cash Provided by Operating Activities	40,080,885	23,725,248	35,480,041

CASH FLOWS (USED) BY INVESTING ACTIVITIES
Capital expenditures	(9,129,893)	(9,335,460)	(29,336,993)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred expenses	—	—	(1,912,752)
Proceeds from long-term debt	—	—	50,000,000
Contributions	9,500,000	—	2,572,859
Distributions	(37,782,321)	(18,678,111)	(78,308,281)
Net Cash (Used) by Financing Activities	(28,282,321)	(18,678,111)	(27,648,174)

Net Increase (Decrease) in Cash and Cash Equivalents	2,668,671	(4,288,323)	(21,505,126)
Cash and cash equivalents, beginning of year	14,087,444	18,375,767	39,880,893
Cash and cash equivalents, end of year	$16,756,115	$14,087,444	$18,375,767

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$21,735,260	$21,735,260	$20,308,844

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2015

1.	Organization and Basis of Presentation

The accompanying combined financial statements and notes thereto include the assets, liabilities and operations of DP Fee Holding Co., LLC (“Fee Holding”) and DP Lease Holding, LLC (“Lease Holding”) and their wholly-owned subsidiaries (collectively the “Company”). The statements have been combined to reflect the ownership and operations of the following hotels (the “Hotels”):

Dumont NYC
Gardens NYC
Shelburne NYC
Fifty NYC
The Benjamin
Manhattan NYC

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). In combination, all significant intercompany accounts and transactions have been eliminated.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain estimates used by management are particularly susceptible to changes, such as the useful lives and recoverability of costs of property and equipment. Management believes that the estimates used are adequate based on the information currently available.

Significant Concentrations

Certain amounts of the Company’s cash is on deposit in one bank which exceeds federally insured limits. The Company has not experienced any loss on its deposits.

Approximately 76% and 74% of the Hotels’ workforce employed by the management company at December 31, 2015 and 2014, respectively, is covered by collective bargaining agreements which expire on April 20, 2018 and June 30, 2019.

Allowance for Uncollectible Accounts Receivable

The allowance for uncollectible accounts is established through a provision for bad debts charged to expenses. Accounts receivable are charged against the allowance for uncollectible accounts when management believes the collectability of principal is unlikely. Recoveries of accounts receivable previously written off are recorded when received.

The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectability of accounts receivable and prior bad debt experience. This evaluation also takes into consideration factors such as: changes in the nature and volume of the accounts receivable, overall accounts

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2015

receivable quality, review of specific accounts receivable balances, and current economic conditions that may affect the customer’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Revenue Recognition

The Company recognizes rooms, food and beverage, telephone and other operating revenues when services are rendered. Advance deposits on rooms are recorded as a liability until services are provided to the customers.

Comparative Information

Effective January 1, 2015, the Company adopted the reporting required by the Uniform System of Accounts for the Lodging Industry, 11th Edition.  As a result certain accounts may be presented in the accompanying 2015 statement of operations differently than in prior years.  The Company has not revised the presentation of prior year accounts which are reported in conformity with the 10th Edition and accordingly, certain expenses included in the statement of operations may not be comparative. The result of these reclassifications is not material to the combined financial statements.

Property and Equipment

Property and equipment is stated at cost.

Depreciation of buildings and improvements and furniture, fixtures and equipment is computed using the straight line method over various estimated useful lives as follows:

Buildings and improvements	10 - 40 years
Furniture, fixtures and equipment	3 - 7 years

Property and equipment consists of the following:

	2015	2014
Land	$81,182,501	$81,182,501
Buildings and improvements	395,322,149	392,061,517
Furniture, fixtures and equipment	74,701,214	68,831,953
Total	551,205,864	542,075,971
Accumulated depreciation	(148,855,864)	(130,219,486)
Net	$402,350,000	$411,856,485

Cash and Cash Equivalents

The Company considers all instruments with a maturity of three months or less at time of purchase to be cash equivalents.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2015

by the amount by which the carrying amounts of the assets exceed the fair value. No impairment loss has been recognized during the years ended December 31, 2015 and 2014.

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market.

Deferred Expenses

Expenditures incurred in connection with obtaining long-term debt are being amortized using a method which approximates the interest method over the term of the related debt. $1,788,179 and $1,788,182 has been charged to interest expense for the years ended December 31, 2015 and 2014, respectively. Accumulated amortization amounted to $5,289,283 and $3,501,104 at December 31, 2015 and 2014, respectively.

Income Taxes

Fee Holding and Lease Holding are limited liability companies, which are not recognized as taxable entities for Federal or State tax purposes. As such, no provision has been made for income taxes since such taxes, if any, are the responsibility of the ultimate members of Fee Holding and Lease Holding.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Management has determined that the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements.

The Company’s tax returns since 2012 remain open to examination by the respective taxing authorities.

Advertising Costs

Advertising costs are expensed as incurred.

Subsequent Events

Management of the Company has evaluated significant events subsequent to the balance sheet date through the date the combined financial statements were issued (February 19, 2016) and has determined that there were no subsequent events or transactions which would require recognition or disclosure in the combined financial statements.

3.	Long-Term Debt

On December 27, 2012, the Company was financed with $460 million in debt obligations ($410 million in the form of mortgage debt and $50 million in the form of a member loan).

The $410 million loan is an interest only loan at the rate of 3.673% per annum and matures on January 6, 2018. The loan is secured by the property of five Hotels (the Dumont NYC is excluded). Under the terms of the agreement, the Company is required to fund the following escrows:

Furniture, fixtures and equipment
Real estate tax
Insurance
Debt service
Deferred maintenance
Excess cash flows

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2015

The specified guarantors have guaranteed the completion of specified renovation projects.

On April 4, 2013, the Dumont NYC was financed with $50 million in mortgage debt. The loan bears interest at 3.14% per annum and requires interest only payments through the maturity date on May 1, 2018. The loan is secured by the Dumont NYC property. The Dumont NYC is required to fund the following escrow accounts:

Furniture, fixtures and equipment
Real estate tax
Insurance

The loan may not be prepaid within the first 36 months (April 4, 2016). After that, the loan can be paid in full, subject to a prepayment penalty as defined. Beginning on November 1, 2017 the loan can be prepaid without being subject to the prepayment penalty.

These loans are non-recourse to the borrowers with the exception of certain limited obligations of the borrowers arising out of or in connection with certain events or acts, among which is fraud or material misrepresentation. Further, the loans would become recourse to the guarantors if certain events occur, amongst which is any borrower filing a voluntary bankruptcy petition.

At December 31, 2015, the Hotels’ net operating income (NOI) (as defined in the loan agreement) was below a predefined threshold which will require the Hotels to be subject to the terms of the cash management agreement until the NOI exceeds the threshold.  The cash management agreement requires the Hotels to deposit all cash receipts in a lockbox and such receipts will be disbursed in accordance with the cash management agreement.  The cash management agreement does not allow distributions to the partners.  When the Hotels’ NOI exceeds the threshold, the lender will release accumulated cash and the Hotels may continue to make distributions.

The $50 million member loan is an interest only loan at a rate of 9.75% per annum through February 4, 2018. The interest rate then increases 100 basis points for each successive 30 day period until the maximum interest rate of 13.5% is attained. The loan matures on the earlier of July 4, 2018, the refinance of mortgage loan or upon sale of the Hotels. The loan may be prepaid at any time, subject to certain provisions, as defined in the agreement. Interest expense related to this loan amounted to $4,875,000 for each of the years ended December 31, 2015 and 2014.

4.	Operating Leases

The Company, as lessor under various operating leases with third parties, will receive rents over the next five years and thereafter over the remaining terms of the leases as follows:

2016	$3,614,735
2017	3,223,679
2018	2,326,048
2019	2,028,939
2020	1,957,181
Thereafter	6,372,425
Total	$19,523,007

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2015

Certain leases contain provisions for additional rents and renewal options. If leases provide for material step up provisions or periods of free rent, the Company’s policy is to record base rent on a straight-line basis over the term of the respective lease.

5.	Related Party Transactions

The Company received financing from one of its members (see note 3).

The Company is charged by a related party for laundry and other expenses consisting of accounting, advertising, executive office, human resources, management information, reservation and sales, security and technical services. Amounts charged to operations for laundry and other services amounted to $2,425,705 and $17,318,389, respectively, for the year ended December 31, 2015. Amounts charged to operations for laundry and other services amounted to $2,253,214 and $16,721,901, respectively, for the year ended December 31, 2014. The Company uses a purchasing company, which is related to one of the Company’s members through common ownership. The purchasing company provides goods to the Company at cost.

At December 31, 2015 and 2014, amounts due to/from related parties were included in the following balance sheet accounts.

	2015	2014
Accounts receivable	$28,516	$—
Accounts payable	2,136,632	2,974,210

Amounts due to/from related parties are noninterest-bearing and have no specified date of repayment, but are expected to be settled in the normal course of business.

The Company entered into agreements, with an entity related to one of the Company’s members through common ownership, for the management of the day-to-day operations of the Hotels. The agreements provide for a base management fee calculated at 3% of gross operating revenues, as defined, and an incentive management fee calculated at 15% of defined net operating income. In addition, the agreements provide for a marketing fee calculated at 1.5% of gross operating revenues, as defined. For the year ended December 31, 2015, the Company incurred basic management fees of $5,024,998 and marketing fees of $2,512,498. For the year ended December 31, 2014, the Company incurred basic management fees of $5,348,993 and marketing fees of $2,674,497. Incentive fees were not incurred. In addition, the Company also reimburses the management company for all costs incurred in the operation of the Hotels including payroll and payroll related costs. Certain management company employees who operate the Company’s hotels are represented by the New York Hotel Trades Council and the Hotel Association of New York City, Inc. (the “Union”) and are subject to collective bargaining agreements. Costs reimbursed to the management company for pension and health benefits paid to the Union amounted to $1,795,465 and $6,173,125, respectively, for the year ended December 31, 2015. For the year ended December 31, 2014, the costs reimbursed for pension and health benefits amounted to $2,117,732 and $5,331,843, respectively.

6.	Litigation

Lawsuits which arose in the normal course of business are pending against the Company. In the opinion of management the eventual disposition of these legal actions, based upon available insurance coverage and the assessment of the merits of such actions by counsel, will not have a material adverse effect on the financial position of the Company.

7.	Commitments

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2015

During 2015, the Company entered into various contracts with contractors and other vendors for capital improvements. At December 31, 2015 the Company had commitments of $21,225,906, of which $20,333,311 had been incurred as of December 31, 2015 and is included in property and equipment in the accompanying combined balance sheet.

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